EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods shown on a consolidated basis. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt discount, amortization of deferred financing costs and an interest factor attributable to operating leases.

	Fiscal Years Ended December 31,										Three Months Ended March 31, 2012
	2007		2008		2009		2010		2011
Earnings
Income from continuing operations before provision for income taxes	$111,858		$366,287		$447,662		$518,894		$473,547		$145,537
Income from equity investees	(25,136)		(42,073)		(36,531)		(45,443)		(49,491)		(12,013)
Distributed income from equity investees	19,902		32,897		33,705		33,882		39,995		2,941
Interest and amortization of deferred finance costs	356,488		643,397		643,608		647,593		644,410		152,175
Amortization of capitalized interest	881		1,468		2,021		2,421		2,882		3,285
Implicit rental interest expense	36,696		55,440		59,384		62,116		63,695		16,806

Total Earnings	$500,689		$1,057,416		$1,149,849		$1,219,463		$1,175,038		$308,731

Fixed Charges
Interest and amortization of deferred finance costs	$356,488		$643,397		$643,608		$647,593		$644,410		$152,175
Capitalized interest	19,009		22,087		16,649		11,316		20,998		7,199
Implicit rental interest expense	36,696		55,440		59,384		62,116		63,695		16,806

Total Fixed Charges	$412,193		$720,924		$719,641		$721,025		$729,103		$176,180
Ratio of earnings to fixed charges	1.21	x	1.47	x	1.60	x	1.69	x	1.61	x	1.75	X